FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	April	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Host Eighth Annual Wireless Enterprise Symposium	3

Document 1

April 20, 2009

FOR IMMEDIATE RELEASE

RIM to Host Eighth Annual Wireless Enterprise Symposium

Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will host the eighth annual Wireless Enterprise Symposium (WES) from May 5-7, 2009 in Orlando, Florida. WES 2009 will bring together industry innovators and leaders from around the world to share insights on the BlackBerry platform as well as a wide range of other wireless products and services. Attendees can learn about the latest mobile innovations and gain the tools and inspiration needed to assess new mobile opportunities in their organization and maximize the return on their investment.

The symposium will feature an impressive range of exhibitors in the solutions showcase and will host thousands of delegates from over 90 countries worldwide. WES 2009 will provide attendees with exceptional opportunities to learn from many of the industry's leading experts, discover the very latest breakthrough solutions, network with peers and form new business relationships. WES 2009 attendees can also gain hands-on experience with the new BlackBerry® Enterprise Server v5.0 software as well as try out a broad array of BlackBerry applications in the BlackBerry App World™ showcase.

WES 2009 co-sponsors include Cisco, Hewlett Packard, IBM, AT&T, BoxTone, Brightstar, Chalk Media, Conceivium Business Solutions, Google, Lenovo, SAP, Sprint Nextel, T-Mobile USA, Verizon Wireless, Viigo, Vodafone and Zenprise. Leading experts from Forrester Research, IDC, Yankee Group, and CCS Insight will also be presenting at WES 2009.

Keynote Speakers

An impressive line-up of keynote speakers at WES 2009 includes:

•

Mike Lazaridis: Mr. Lazaridis is recognized in the global wireless community as a visionary, innovator, and engineer of extraordinary talent. He is Founder, President and Co-CEO of Research In Motion (RIM) and is responsible for product strategy, research and development, product development, and manufacturing.

•

Robert J. Picciano: Mr. Picciano is General Manager for Lotus and WebSphere Portal Software at IBM and oversees an extensive portfolio of collaboration tools designed to empower people to be more effective, responsive and innovative within the context of the work they do.

•

Laurent Philonenko: Mr. Philonenko is Vice President and General Manager of the Cisco Unified Communications business unit, which provides messaging, conferencing and desktop and phone client solutions including video and mobility.

•

Eric C. Haseltine: Mr. Haseltine is President and Managing Partner, Haseltine Partners LLC, as well as Former 'CTO' for the U.S. intelligence community and former head of Walt Disney Imagineering. Mr. Haseltine has more than 100 publications in science and technical journals, the web and Discover Magazine.

•

Shane Robison: Mr. Robinson is Executive Vice President and Chief Strategy and Technology Officer at Hewlett Packard where he is responsible for shaping HP's overall corporate strategy and technology agenda and oversees the company's corporate marketing function.

•

Malcom Gladwell: Best-selling author of Outliers, The Tipping Point and Blink, Mr. Gladwell has been named as one of the 100 Most Influential People by Time Magazine. He is also know to have an incomparable gift for interpreting new ideas in the social sciences and making them understandable, practical and valuable to business and general audiences alike.

Tracks and Sessions

A wide selection of general sessions, technical seminars, case studies, demonstrations, exhibits, training, labs and workshops will also be offered. WES 2009 features five tracks with a choice of more than 100 sessions to enable attendees to customize and maximize their learning opportunities.

•

Mobile Architecture and Administration -- This track focuses on the new BlackBerry Enterprise Server v5.0 software, architecting for high availability, best practices for administration, reducing downtime and troubleshooting common challenges.

•

Mobilizing Enterprise Applications -- This track discusses new development-accelerating tools and outlines approaches to building and deploying BlackBerry smartphone applications that enable mobile productivity in ways organizations may not have imagined. It offers ideas, case studies, and the latest tips and tricks for building and deploying applications for the BlackBerry platform.

•

The Business Value of Mobile Deployments -- This track focuses on getting the maximum business value from your mobile deployment with custom applications, workflow improvements and effective strategies for unified communications.

•	Mobility Trends and Insights -- This track concentrates on where wireless technologies are heading from industry experts who closely monitor mobile trends.
•	Wireless Solutions Up Close -- This track provides in-depth discussions about new solutions that are available, and how customers have implemented them.

For more information on WES 2009, or to register online, please visit: www.attendwes.com.

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 336-7509

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 20, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations